Exhibit 1

CANWEST MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

July 15, 2004

To the Audit Committee of CanWest Media Inc.

In accordance with our engagement letter dated January 21, 2004, we have reviewed the accompanying interim consolidated balance sheet of CanWest Media Inc. (the “Company”) as at May 31, 2004 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and nine months periods then ended. These interim consolidated financial statements are the responsibility of the Company’s management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2004	2003	2004	2003
Revenue	564,599	558,497	1,610,080	1,643,037
Operating expenses	281,699	277,505	813,787	803,689
Selling, general and administrative expenses	139,761	125,770	408,021	412,320
Restructuring expenses	—	14,136	—	14,136

	143,139	141,086	388,272	412,892
Amortization of intangibles	4,375	4,375	13,125	13,125
Amortization of property, plant and equipment	19,222	17,237	55,927	54,329
Other amortization	1,281	1,313	3,670	5,165

Operating Income	118,261	118,161	315,550	340,273
Interest expense	(52,597)	(60,864)	(165,506)	(183,123)
Interest income	245	—	6,068	—
Amortization of deferred financing costs	(1,957)	(2,372)	(5,862)	(7,185)
Interest rate swap gains (losses)	6,843	(4,767)	(10,200)	(13,634)
Foreign exchange gains (losses)	(1,362)	(487)	3,768	(550)
Loan impairment (note 5)	—	—	(418,746)	—
Investment gains and losses net of write-down	354	(2,277)	2,055	19,831
Dividend income	2,323	1,999	3,738	3,532

	72,110	49,393	(269,135)	159,144
Provision for income taxes (note 4)	19,021	18,967	39,567	46,932

Earnings (loss) before the following	53,089	30,426	(308,702)	112,212
Interest in earnings of Network TEN	20,573	12,428	77,165	49,089
Interest in loss of other equity accounted affiliates	(207)	(256)	(556)	(1,035)
Realized currency translation adjustments	(5,011)	1,593	(1,885)	693

Net earnings (loss) for the period	68,444	44,191	(233,978)	160,959

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(in thousands of Canadian dollars)

	As at
	May 31,	August 31,
	2004	2003
ASSETS
Current assets
Cash	47,129	115,450
Accounts receivable	441,350	370,132
Distributions receivable from Network TEN	—	20,909
Inventory	12,109	14,509
Investment in film and television programs	104,119	82,912
Future income taxes	7,166	20,223
Other	13,703	10,483

	625,576	634,618
Investment in Network TEN (note 2)	62,403	55,546
Other investments	104,151	109,280
Investment in film and television programs	43,939	27,661
Due from parent and affiliated companies (note 5)	135,704	515,025
Property, plant and equipment	602,837	624,820
Other assets	143,446	126,726
Intangible assets	1,082,035	1,093,818
Goodwill	2,442,648	2,424,763

	5,242,739	5,612,257

LIABILITIES
Current liabilities
Accounts payable	71,417	107,503
Accrued liabilities (note 3)	197,996	194,845
Income tax payable	2,009	16,968
Film and television programs accounts payable	42,095	30,507
Deferred revenue	36,031	30,067
Future income taxes	6,072	6,072
Current portion of long term debt	59,932	63,078

	415,552	449,040
Long-term debt (note 6)	2,227,482	2,384,146
Other accrued liabilities	154,164	150,190
Future income taxes	406,750	401,327

	3,203,948	3,384,703

Contingencies (note 7)
SHAREHOLDER’S EQUITY
Equity instruments	1,256,966	1,191,004
Contributed surplus	132,953	132,953
Retained earnings	654,771	931,090
Cumulative foreign currency translation adjustments	(5,899)	(27,493)

	2,038,791	2,227,554

	5,242,739	5,612,257

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)
(in thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2004	2003	2004	2003
Retained earnings – beginning of period	600,544	891,141	931,090	803,493
Net earnings (loss) for the period	68,444	44,191	(233,978)	160,959
Interest on junior subordinated floating rate debentures net of tax of $7,931 and $23,621 for the 3 and 9 months respectively (2003 - $8,604 and $25,686 for the 3 and 9 months respectively)	(14,217)	(14,616)	(42,341)	(43,736)

Retained earnings – end of period	654,771	920,716	654,771	920,716

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(in thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2004	2003	2004	2003
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings (loss) for the period	68,444	44,191	(233,978)	160,959
Items not affecting cash
Amortization	26,835	25,297	78,584	79,804
Future income taxes	17,475	1,398	29,711	1,614
Interest in earnings of Network TEN	(20,573)	(12,428)	(77,165)	(49,089)
Interest rate swap loss (gain)	(6,843)	4,767	10,200	13,634
Realized currency translation adjustments	5,011	(1,593)	1,885	(693)
Loan impairment (note 5)	—	—	418,746	—
Investment gains and losses net of write-down	(354)	2,277	(2,055)	(19,831)
Amortization of film and television programs	3,875	—	5,074	—
Pension expense	3,241	2,758	7,736	4,156
Other	1,191	256	(3,841)	1,035
Distributions from Network TEN	—	—	99,297	30,212
Investment in film and television programs	—	—	(14,077)	—

	98,302	66,923	320,117	221,801
Changes in non-cash operating accounts	(71,756)	(18,737)	(151,287)	(42,449)

Cash flows from operating activities	26,546	48,186	168,830	179,352

Investing activities
Other investments	(3,057)	—	(3,057)	(4,473)
Investment in broadcast licences	—	—	(5,813)	—
Proceeds from divestitures	—	—	—	193,500
Proceeds from sale of property, plant and equipment	—	—	7,426	—
Purchase of property, plant and equipment	(13,120)	(8,259)	(39,028)	(20,001)
Net advances to parent and affiliated companies (note 5)	(5,037)	(595)	(40,211)	(47,897)

	(21,214)	(8,854)	(80,683)	121,129

Financing activities
Issuance of long term debt	—	294,700	—	294,700
Repayment of long term debt	(34,856)	(298,108)	(158,817)	(548,966)

	(34,856)	(3,408)	(158,817)	(254,266)

Foreign exchange gain on cash denominated in foreign currencies	(326)	—	2,349	—

Net change in cash	(29,850)	35,924	(68,321)	46,215
Cash – beginning of period	76,979	60,069	115,450	49,778

Cash – end of period	47,129	95,993	47,129	95,993

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004 AND 2003
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

On September 28, 2000, CanWest Media Inc. (the “Company”) was created as a wholly-owned subsidiary of CanWest Global Communications Corp. (“CanWest”) solely to acquire 100% of the common shares of Global Television Network Inc. (“GTNI”), a wholly-owned subsidiary of CanWest.

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and Internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television segment includes the Company’s 56.6% economic interest in the TEN Group Pty Limited, which owns and operates Australia’s TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally-networked radio brands and 27 local radio stations including More FM stations. The Irish Television Broadcast segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor advertising segment includes the Company’s economic interest in EyeCorp, an out-of-home advertising operation which is wholly owned by the TEN Group Pty Limited. The Corporate and Other segment includes various investments in media operations, including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”) (sold June 2004).

The Company’s broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 10.

Changes in Accounting Policies

(a)	Hedging relationships

The Company adopted CICA Accounting Guideline 13, “Hedging Relationships”, (AcG 13) effective September 1, 2003. In accordance with the new policy, the Company’s hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark to market basis in earnings. The adoption of this guideline had no impact on the financial statements.

(b)	Stock options

The Company has share based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, “Stock-based Compensation and Other Stock Based Payments”, prospectively for stock-based compensation awards granted after September 1, 2003. Accordingly, in the period the Company expensed $0.8 million related to stock options granted by CanWest to the employees of the Company.

2.	INVESTMENT IN NETWORK TEN

The Company owns approximately 14.5% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of the TEN Group Pty Limited. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of the ordinary shares. The convertible debentures have an aggregate partially paid-up principal amount of A$45,500 and pay a market linked rate of interest. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.2% of the issued and outstanding shares of the TEN Group Pty Limited at the time of conversion. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 56.6% of all distributions paid by Network TEN.

As a result of its contractual right to representation on TEN’s board of directors and other factors, the Company accounts for its interest in the TEN Group Pty Limited on the equity basis. The Company has appointed three of the thirteen members of the board of directors of the TEN Group Pty Limited.

During the nine months ended May 31, 2004 the TEN Group Pty Limited issued 7,370,000 shares for proceeds of A$14.6 million as a result of the exercise of certain management stock options. This effectively diluted the Company’s economic interest in Network TEN to 56.6% from 57.1% at August 31, 2003 and resulted in an investment gain of $1.9 million.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary Consolidated Balance Sheets

	As at
	May 31,	August 31,
	2004	2003
Assets
Current assets	293,778	241,822
Other assets	42,424	37,367
Property, plant and equipment	78,964	79,288
Long term investments	14,180	11,421
Intangibles	278,885	257,477
Goodwill	96,080	88,752

	804,311	716,127

Liabilities and Shareholders’ Equity
Current liabilities	188,789	188,633
Long term debt	407,351	349,326
Other long term liabilities	49,001	48,721
Subordinated debentures issued to the Company	40,171	40,171
Share capital	67,964	53,150
Undistributed earnings	46,571	35,636
Cumulative foreign currency translation adjustment	4,464	490

	804,311	716,127

Summary Consolidated Statements of Earnings

	For the 9 months ended
	May 31,	May 31,
	2004	2003
Revenue	602,982	477,280
Operating expenses	394,992	338,695

Operating profit before amortization	207,990	138,585
Amortization of property, plant, equipment and other	13,949	11,419

	194,041	127,166
Interest rate swap gain	1,100	—
Financing expenses	(94,215)	(59,886)

	100,926	67,280
Provision for income taxes	29,586	19,334

Net earnings for the period	71,340	47,946

Net earnings for the period	71,340	47,946
Interest in respect of subordinated debentures held by the Company	72,926	43,236

Earnings for the period before interest in respect of subordinated debentures(1)	144,266	91,182

Summary Statement of Undistributed earnings

	For the 9 months ended
	May 31,	May 31,
	2004	2003
Undistributed earnings (deficit) – beginning of year	35,636	(52,232)
Earnings for the period before interest in respect of subordinated debentures(1)	144,266	91,182
Distributions paid and payable	(133,331)	(56,559)

Undistributed earnings (deficit) – end of period	46,571	(17,609)

(1)	The Company’s economic interest in the TEN Group Pty Limited’s earnings for the nine months ended May 31, 2004 was $77.2 million (2003 – $49.1 million), comprised of its 14.5% interest in net earnings and its interest in the subordinated debentures.

3.	RESTRUCTURING ACCRUALS

For the nine months ended May 31, 2004, expenditures charged to the restructuring accruals were $10.7 million. The balance of the restructuring accruals are expected to be utilized by August 31, 2004.

		Lease/
	Severance	contract termination	Integration	Other	Total
Balance August 31, 2003	10,326	2,482	250	2,340	15,398
Expenditures – 2004	9,408	667	—	608	10,683

Balance May 31, 2004	918	1,815	250	1,732	4,715

4.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2004	2003	2004	2003
Income taxes at combined Canadian statutory rate of 35.59% (2003 — 36.57%)	25,664	18,063	(95,785)	58,199
Effect of valuation allowance on future tax assets	—	—	151,232	—
Effect of foreign income tax rates differing from Canadian income tax rates	(1,718)	(943)	(4,141)	(2,717)
Large corporations tax	800	800	2,400	2,400
Effect of change in tax rates	—	—	17,991	—
Effect of change in expected future tax rates	—	—	(12,586)	—
Effect of resolved tax dispute	—	—	(7,000)	—
Utilization of loss carry forwards not previously tax effected	(4,946)	(895)	(12,332)	(6,818)
Capital gains	—	433	—	(7,273)
Other	(779)	1,509	(212)	3,141

Provision for income taxes	19,021	18,967	39,567	46,932

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	As at
	May 31,	August 31,
	2004	2003
Due from parent, CanWest — non-interest bearing	80,400	82,115
Due from companies under common control — CanWest Entertainment Inc. — non-interest bearing	60,605	60,502
Fireworks Entertainment Inc. — non-interest bearing	413,445	372,408
Provision for loan impairment	(418,746)	—

Due from parent and affiliated companies	135,704	515,025

These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by Canwest, which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks’ library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company has established a provision of $419 million against these loans.

6.	LONG TERM DEBT

The following provisions of the Company’s Senior Secured Credit Facility are in addition to the terms described in note 8 of the annual financial statements.

The provisions of the Company’s Senior Secured Credit facility require that, for fiscal years in which the credit rating for the Senior Secured Credit facility is below a prescribed level, the Company make a prepayment of its Senior Secured Credit facility equal to 50% of its free cash flow, as defined under the facility, for such fiscal year. The Company was required to make a prepayment of $41.5 million in January 2004 in respect of fiscal 2003. Prepayment requirements in respect of fiscal 2004 under this provision, if any, are dependent on the credit rating of the Senior Secured Credit facility at August 31, 2004.

Under its Senior Secured Credit facility, the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum. There are also prescribed minimums with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $31 million in the nine months ended May 31, 2004 (nine months ended May 31, 2003 – nil).

Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

7.	CONTINGENCIES

a) On December 17, 2003 the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. The Company has also requested arbitration related to a further $54.3 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership.

b) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

8.	SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, television and radio broadcasting, and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit(1). Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

	For the three months ended May 31				For the nine months ended May 31
	Revenue(2)		Operating profit(1)		Revenue(2)		Operating profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003
Operating Segments
Publishing and Online — Canada	299,680	300,566	74,269	71,757	878,167	898,853	213,995	206,510
Television
Canada	207,483	207,635	61,322	82,944	559,712	593,461	147,450	206,833
Australia — Network TEN	106,857	86,054	31,412	21,562	309,920	245,996	112,274	77,464
New Zealand	27,180	24,096	4,748	90	79,860	69,549	17,661	7,063
Ireland	9,423	8,556	2,993	2,736	27,042	26,520	8,879	8,651

Total Television	350,943	326,341	100,475	107,332	976,534	935,526	286,264	300,011
Radio — New Zealand	20,833	17,644	5,927	4,421	65,299	54,654	20,944	15,168
Outdoor — Australia	10,986	9,478	2,116	777	32,441	27,941	5,885	2,106

	682,442	654,029	182,787	184,287	1,952,441	1,916,974	527,088	523,795
Corporate and other	—	—	(6,120)	(6,726)	—	—	(20,657)	(17,197)
Restructuring expenses	—	—	—	(14,136)	—	—	—	(14,136)

Total Combined	682,442	654,029	176,667	163,425	1,952,441	1,916,974	506,431	492,462
Elimination of equity accounted affiliates(3)	(117,843)	(95,532)	(33,528)	(22,339)	(342,361)	(273,937)	(118,159)	(79,570)

Total Consolidated	564,599	558,497	143,139	141,086	1,610,080	1,643,037	388,272	412,892

(1)	Operating profit is earnings before interest, taxes, amortization, interest rate swap gains and losses, foreign exchange gains and losses, investment gains and losses net of write-down, dividend income, interest in earnings of equity accounted affiliates and realized currency translation adjustments.

(2)	Represents revenue from third parties. In addition, the following segment recorded intersegment revenues in the nine months ended May 31, 2004: Canadian Television $678 (2003 – nil).

(3)	Elimination of proportionate interest in Australia’s Network TEN and Outdoor.

9.	SUBSEQUENT EVENTS

a) In June 2004, CanWest MediaWorks (NZ) Limited launched an Initial Public Offering (IPO) of its shares which is expected to raise NZ$104 million ($90 million). On completion of the IPO and a concurrent bank financing, CanWest MediaWorks (NZ) Limited will acquire CanWest’s New Zealand media operations. The Company will receive proceeds of NZ$300 million (approximately $259 million) as well as shares representing a 70% controlling interest in CanWest MediaWorks (NZ) Limited as consideration for the sale of its New Zealand operations. The Company will consolidate the financial results of CanWest MediaWorks (NZ) Limited, reflecting the 30% non-controlling interest as a minority interest in its accounts.

b) In June 2004, the Company sold its holdings of more than 15 million shares of Ulster Television plc for proceeds of approximately $145 million resulting in an after tax gain of approximately $50 million.

c) In June 2004, the Company completed a refinancing of $911 million of its Senior Secured Credit facility which, in addition to reducing the interest rate to reflect the current market, amended certain ratio covenants. The Company also amended certain foreign currency and interest rate swaps related to this debt.

10.	UNITED STATES ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements with the exception of the following reconciling item.

Adjustment to purchase equation

Under U.S. GAAP, the settlement of tax issues acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the impact is recorded in earnings.

RECONCILIATION TO US GAAP

Consolidated Statements of Earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	For the nine months ended
	May 31,	May 31,
	2004	2003
Net earnings (loss) in accordance with Canadian GAAP	(233,978)	160,959
Pre-operating costs, net of tax of ($397) (2003 - ($1,012))	(519)	2,596
Realization of cumulative translation adjustments, net of tax of nil	1,885	(693)
Programming costs imposed by regulatory requirement, net of tax of $1,182 (2003 - $1,852)	(3,429)	(2,455)
Integration costs, net of tax of $109	—	(193)
Adjustments related to equity accounted affiliates, net of tax of $430 (2003 – ($1,359))	(765)	2,125
Adjustment to purchase equation	(7,000)	—
Reclassification of interest on junior subordinated notes from equity, net of tax of $23,621 (2003 – $25,686)	(42,341)	(43,736)
Unrealized gain (loss) on interest rate swaps and foreign currency and interest rate swaps net of tax of $3,243 (2003 – $28,747)	15,709	(403)

Net earnings (loss) in accordance with U.S. GAAP	(270,438)	118,200